SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

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In the Matter of

                                                CERTIFICATE

New Century Energies, Inc.
                                                     OF

File No. 70-9397
                                                NOTIFICATION

(Public Utility Holding Company
Act of 1935)

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     This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated April 7, 1999 (HCAR No. 27000) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from January 1, 2000 through March 31, 2000 (the "First Quarter").

a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.
      None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan and benefit plans.
      NCE issued 351,591 shares under its dividend reinvestment plan and 277,705 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to acquirer.
      None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee.
      The following guarantees were issued during the First Quarter of 2000:

Guarantor       Benefiting          Amount         Matures     Purpose
                Subsidiary
--------------------------------------------------------------------------------
NCE             e prime, inc.       $1,500,000     1/02/01     Gas Trading
NCE             e prime, inc.       $1,500,000     4/30/01     Gas Trading
NCE             e prime, inc.       $500,000       Continuing  Gas Trading
NCE             e prime, inc.       $500,000       12/31/01    Gas Trading
NCE             e prime, inc.       $1,500,000     8/31/01     Gas Trading
NCE             e prime, inc.       $2,000,000     Continuing  Gas Trading
NCE             e prime, inc.       $4,000,000     12/31/01    Gas Trading
NCE             e prime, inc.       $1,000,000     2/28/01     Gas Trading
NCE             e prime, inc.       $2,000,000     Continuing  Gas Trading

e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter.
      NCE borrows and repays short-term debt on an on-going basis. As of 3/31/00, NCE had $132,825,000 in short-term debt outstanding at a cost of 6.19%. This debt matures on 4/26/00.

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under Rule 52.
      On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of March 31, 2000, Cheyenne had $16,825,000 in short-term debt outstanding at a cost of 6.13%.

g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52.

      1.) Certain inter-company notes are issued and repaid on an on-going basis. As of March 31, 2000 the following such inter-company notes were outstanding:

                                               Amount                  Interest
Lender                 Borrower                Outstanding  Maturity   Rate

NC Enterprises,        Cadence                 $785,000     Open       6.13%
Inc.

NCE                    NC Enterprises, Inc.    $1,760,000   Open       6.13%
Communications,
Inc.

NC International,      NC Enterprises, Inc.    $18,550,000  Open       6.13%
Inc.

Utility                NC Enterprises, Inc.    $29,750,000  Open       6.13%
Engineering
Corporation

New Century            New Century Services,   $60,725,000  Open       6.13%
Energies, Inc.

NC Enterprises,        Planergy, Inc.          $7,731,350   Open       6.13%
Inc.

Texas Ohio Pipeline,   e' prime, inc.          $275,000     Open       6.13%
Inc.

P.S.R. Investments,    Public Service Company  $1,725,000   Open       6.17
Inc.                   of Colorado

1480 Welton, Inc.      Public Service Company  $890,000     Open       6.17%
                       of Colorado

NC Enterprises, Inc.   e' prime, inc.          $1,000,000   Open       6.13%

Utility Engineering    Quixx                   $1,860,000   Open       6.13%
Corporation

h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

  Filing Entity               Date Filed            Securities Issued
Southwestern Public          March 7, 2000     Southwestern Public Service
Service Company                                Company Credit Agreement
                                               ($300M)

Southwestern Public          March 15, 2000    Southwestern Public Service
Service Company                                Company Commercial Paper
                                               Program ($300M)

i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter.

      The consolidated balance sheet of NCE as of March 31, 2000 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for March 31, 2000 (file number 1-12927).

      The following balance sheets as of March 31, 2000 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4 New Century Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 5 Balance Sheet of e' prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b). Exhibit 6
Exhibit 6 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 7 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Utility Engineering Corporation and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 9 Balance Sheet of Utility Engineering Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 10 Balance Sheet of NCE Communications filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 11 Balance Sheet of Cadence filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 12 Balance Sheet of Natural Station Equipment LLC filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 13 Balance Sheet of New Century International, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 14 Balance Sheet of Texas Ohio Pipeline, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 15 Balance P.S.R. Investments, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 16 Balance Sheet of 1480 Welton, Inc., Inc. filed under confidential treatment pursuant to Rule 104 (b).

                                               New Century Energies, Inc.

Dated:  June 2, 2000                           By: /s/ Nancy E. Felker
                                                       Nancy E. Felker
                                                       Assistant Treasurer

Exhibit 1
                 CHEYENNE LIGHT FUEL AND POWER COMPANY
                       UNAUDITED BALANCE SHEET
                       (Thousands of Dollars)
                          March 31, 2000


                               ASSETS

 Property, plant and equipment, at cost:                                111,237
 Accumulated depreciation                                               (35,102)
                                                                 ---------------
       Total property, plant and equipment                               76,135
                                                                 ---------------

 Investments, at cost:                                                        1
                                                                 ---------------

 Current assets:
       Cash and temporary cash investments                                   71
       Accounts receivable                                                4,382
       Accounts receivable from associated companies                      1,258
       Accrued unbilled revenues                                            933
       Recoverable purchased gas and electric energy costs - net          1,930
       Materials and supplies, at average cost                              742
       Gas in underground storage, at cost (LIFO)                           219
                                                                 ---------------
         Total current assets                                             9,535
                                                                 ---------------

 Deferred charges:
       Regulatory assets                                                    247
       Unamortized debt expense                                             581
       Other                                                              1,228
                                                                 ---------------
         Total deferred charges                                           2,056
                                                                 ---------------

       Total assets                                                      87,727
                                                                 ===============


                          CAPITAL AND LIABILITIES

 Common stock                                                             3,044
 Retained earnings                                                       20,769
                                                                 ---------------
       Total common equity                                               23,813
 Long-term debt                                                          29,000
                                                                 ---------------
       Total capital                                                     52,813
                                                                 ---------------

 Noncurrent liabilities                                                     886
                                                                 ---------------

 Current liabilities:
       Notes payable and commercial paper                                16,825
       Accounts payable                                                   4,778
       Accounts payable to associated companies                           1,962
       Customers' deposits                                                  291
       Accrued taxes                                                        597
       Accrued interest                                                     322
       Other                                                                877
                                                                 ---------------
         Total current liabilities                                       25,652
                                                                 ---------------

 Deferred credits:
       Customers' advances for construction                               1,037
       Unamortized investment tax credits                                 1,154
       Accumulated deferred income taxes                                  6,078
       Other                                                                107
                                                                 ---------------
         Total deferred credits                                           8,376
                                                                 ---------------

       Total capital & liabilities                                       87,727
                                                                 ===============

Exhibit 2
                          NEW CENTURY SERVICES
                        UNAUDITED BALANCE SHEET
                         (Thousands of Dollars)
                             March 31, 2000


                                 ASSETS

 Property, plant and equipment, at cost                                   1,013
                                                              ------------------
 Current assets:
        Cash and temporary cash investments                                 440
        Accounts receivable from associated companies                    42,330
        Current portion of accumulated deferred income taxes                304
        Prepaid expenses and other                                       55,671
                                                              ------------------
          Total current assets                                           98,745
                                                              ------------------

        Total assets                                                     99,758
                                                              ==================


                        CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                  -
                                                              ------------------
        Total capital                                                         1
                                                              ------------------

 Noncurrent liabilities                                                   1,129
                                                              ------------------
 Current liabilities:
        Notes payable to associated companies                            70,225
        Accounts payable                                                  7,466
        Accrued taxes                                                       336
        Other                                                             5,961
                                                              ------------------
          Total current liabilities                                      83,988
                                                              ------------------

 Deferred credits:
        Accumulated deferred income taxes                                 5,250
        Other                                                             9,390
                                                              ------------------
          Total deferred credits                                         14,640
                                                              ------------------

        Total capital & liabilities                                      99,758
                                                              ==================

Exhibit 3
                 NC ENTERPRISES, INC. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED BALANCE SHEET
                         (Thousands of Dollars)
                             March 31, 2000


                                 ASSETS

 Property, plant and equipment, at cost                                  50,077
 Accumulated depreciation                                                (9,511)
                                                                ----------------
        Total property, plant and equipment                              40,566
                                                                ----------------

 Investments, at cost:
        Investments in unconsolidated subsidiaries                      413,094
        Other                                                            68,434
                                                                ----------------
          Total investments                                             481,528
                                                                ----------------

 Current assets:
        Cash and temporary cash investments                              20,344
        Accounts receivable                                             114,780
        Accounts receivable from associated companies                    13,668
        Taxes receivable                                                  8,165
        Materials and supplies                                            2,963
        Prepaid expenses and other                                        6,242
                                                                ----------------
          Total current assets                                          166,162
                                                                ----------------

 Deferred charges                                                        65,854
                                                                ----------------

        Total assets                                                    754,110
                                                                ================


                          CAPITAL AND LIABILITIES

 Common stock                                                           177,608
 Retained earnings                                                       76,254
 Accumulated other comprehensive income                                  (6,483)
                                                                ----------------
        Total common equity                                             247,379
 Long-term debt                                                          18,344
 Notes payable to associated companies                                  311,656
                                                                ----------------
        Total capital                                                   577,379
                                                                ----------------

 Noncurrent liabilities                                                     296
                                                                ----------------

 Current liabilities:
        Long-term debt due within one year                                4,194
        Accounts payable                                                 91,622
        Accounts payable to associated companies                         26,038
        Other                                                            16,962
                                                                ----------------
          Total current liabilities                                     138,816
                                                                ----------------

 Deferred credits:
        Accumulated deferred income taxes                                25,876
        Other                                                            11,743
                                                                ----------------
          Total deferred credits                                         37,619
                                                                ----------------

        Total capital & liabilities                                     754,110
                                                                ================